September 19, 2006

Mr. Gary Newberry
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Filed on EDGAR

RE:     Comment letter dated August 23, 2006 (the "Comment Letter")

Mr. Newberry:

We are in the process of incorporating comments to our response to the Staff's Comment Letter from counsel, independent registered public accountants and our audit committee. Accordingly, we are requesting an additional 10 business days from the date of this letter to respond to the Comment Letter.

Sincerely,

/s/ James R. Maronick
CFO

cc: Cliff Pearl, Solomon Pearl
Kreg Brown, Ehrhardt Keefe Steiner and Hottman PC
Trent Clifton, Deloitte and Touche
John Hainey, Solitario Resources Corporation